21001598

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FEB 23 2021

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N Highway 169, Suite 900
(No. and Street)

Plymouth	MN	55441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J Severud (763) 417-1442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J Severud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Enhancement Brokerage Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Manager

Title

Notary Public

STEPHANIE M. CAIN
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wealth Enhancement Brokerage Services, LLC

Financial Statement

(Public Document)

December 31, 2020

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2020

Page(s)

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2013.

February 19, 2021

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 1,947,624
Receivables from broker (LPL Financial)	1,803,803
Prepaid expenses	32,069
Total assets	$ 3,783,496

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 1,103
Other accrued expenses	64,729
Payable to Parent	1,305,967
Payable to Affiliate	437,991
Payable to broker	102,826
Total liabilities	1,912,616
Commitments and contingencies	-
Member's equity:	
Additional paid-in capital	435,000
Retained earnings	1,435,880
Total member's equity	1,870,880
Total liabilities and member's equity	$ 3,783,496

See accompanying notes to the financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by TA/WEG Parent, LLC ("TA/WEG Parent"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company does not receive customer funds or other securities. The Company has a brokerage services agreement with Linsco/Private Ledger Corp. (also known as LPL Financial) whereby LPL Financial is the Company's dedicated broker-dealer and the Company's advisors act as LPL Financial registered representatives.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Pronouncements

On January 1, 2020, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which replaces the incurred loss methodology with a current expected loss ("CECL") methodology. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

Concentration of Major Customer Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables from its clearing broker, LPL Financial. The Company believes its broker is a high quality institution and there is no significant credit risk with respect to these amounts.

Cash Deposits in Excess of Federally Insured Limits

The Company often maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits. Management believes the financial risk to be minimal. At December 31, 2020, the Company had deposits in excess of federally insured amounts totaling $1,697,624.

Receivables from Broker

The Company evaluates the collectability of its receivables based on a combination of factors using the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31,

2020, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Novel Coronavirus "COVID-19"

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Due to the pandemic, the global stock markets have been volatile which have a direct impact on our business. The Company has also instituted some and may take additional precautionary measures to comply with government directives such as all company employees are currently working from home. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The Company continues its focus on cash management and liquidity. The Company is continually evaluating its response to implications from the COVID-19 outbreak and is focused on maintaining flexibility and acting nimbly to address impacts the COVID-19 outbreak may have on its business processes, results of operations, and cash flows.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations, financial position, and liquidity in fiscal year 2021.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was signed into law. The CARES Act is a stimulus package intended to provide relief to individuals and businesses as a response to the impact of the COVID-19 pandemic on the U.S. economy. Provisions of the bill include tax credits, rebates, loans, and the postponement of certain identified tax payments for employers. We continue to examine the impact the CARES Act may have on our business.

3. Regulatory Requirements

The Company is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to regulatory net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the Commission's required level during the year ended December 31, 2020. At December 31, 2020, the Company's net capital of $893,215 was $765,707 in excess of its required net capital of $127,508. The Company's ratio of aggregate indebtedness to net capital was 2.14 to 1 at that date.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (1) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

4. Related-Party Transactions

Parent

The Company and its Parent have a cost sharing agreement for certain shared expenses. Under the agreement, the Parent incurs services and costs and allocates to the Company its applicable share of these costs.

During 2020, the Parent allocated compensation expense and other cost of revenue fees to the Company. In addition, certain other expenses, including occupancy, employee compensation including commissions, promotional fees and other administrative costs, are paid by the Parent or its affiliates, and allocated to the Company. The allocations approximate the charges that would have been incurred had the Company purchased them directly. At December 31, 2020, $1,305,967 was payable to the Parent related to these expenses and is reflected as a payable to Parent on the accompanying statement of financial condition.

The Company is significantly reliant on the operating services provided by the Parent.

Affiliate

From time to time, the Company receives payments from LPL Financial or incurs direct expenses on behalf of an affiliated entity, Wealth Enhancement Advisory Services, LLC ("WEAS"), which is a registered investment advisor and wholly owned subsidiary of the Parent. Those transactions are recorded as payables and receivables and are settled periodically. At December 31, 2020, $437,991 was payable to WEAS and was reflected as a payable to Affiliate in the accompanying statement of financial condition.

5. Subsequent Events

The Company has evaluated subsequent events through February 19, 2021, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosures in the Company's financial statements.